Exhibit 99.3

NEWS RELEASE

Contact:
Hugo Goldman
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

Retalix Announces Filing of its Annual Report on Form 20-F
with the SEC and Availability on its Website

Ra’anana, Israel; June 23, 2009 – Retalix® Ltd. (NasdaqGS: RTLX) announced today that its annual report on Form 20-F, including audited consolidated financial statements for the year ended December 31, 2008, was filed with the U.S. Securities and Exchange Commission on June 22, 2009, and is available through its website at: www.retalix.com under: “Investors – SEC Filings”.  Shareholders may receive a hard copy of the annual report free of charge upon request.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,300 employees in its various subsidiaries and offices worldwide. The Company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.